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                            January 30, 2024

       Wenquan Zhu
       Chief Executive Officer
       Big Tree Cloud Holdings Limited
       Room 3303, Building 1
       Zhongliang Yunjing Plaza
       Heshuikou Community, Matian Street
       Guangming District, Shenzhen 518083, China

                                                        Re: Big Tree Cloud
Holdings Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted January
16, 2024
                                                            CIK No. 0001999297

       Dear Wenquan Zhu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 15, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted January 16, 2024

       General

   1. We note your revisions in response to prior comment 1 and reissue the comment in full. The Sample
Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC
government may intervene in or influence your operations at any time, or may exert
control over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering for sale. We remind you
that, pursuant to federal securities rules, the term    control
                                                        (including the terms
controlling,       controlled by,    and    under common control with   ) as
 Wenquan Zhu
FirstName  LastNameWenquan   Zhu
Big Tree Cloud Holdings Limited
Comapany
January 30,NameBig
            2024    Tree Cloud Holdings Limited
January
Page 2 30, 2024 Page 2
FirstName LastName
         defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
         to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and
         without limitation, we note your disclosure that    The PRC government
regulates the
         commercial economy by refining and modifying the legal and regulatory system from
         time to time...    and    Similar to conducting business in other
foreign jurisdictions outside
         of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the
         evolving status of rules and regulations in China...    Please revise
your cover page,
         summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.
2. Your revisions in response to prior comment 13 indicate that Plutonian has no specified maximum redemption threshold in its certificate of incorporation, yet will not redeem stock in an amount to cause its net tangible assets to be less than US$5,000,001 upon consummation of the business combination (such that it is not subject
to    penny stock
         rules). Please discuss this net tangible asset limitation more fully in an appropriate section of your registration statement. Indicate whether Plutonian may decide to waive this limitation and, if so, additionally disclose how shareholders will be notified and discuss material related risks.
3. We note your response to prior comment 44 and reissue it in part. Please address the apparently unrelated references throughout the proxy statement/prospectus including, without limitation, "other entertainment companies" on page 67 and "proceeds from this offering" on page 152.
Summary of Risk Factors
Risks Related to Doing Business in China, page 21

4. We note your response to prior comment 20 and reissue it in full. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the
         majority of the company   s operations in China poses to investors. In
particular, describe
         the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more
 Wenquan Zhu
Big Tree Cloud Holdings Limited
January 30, 2024
Page 3
         oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors
Risks Related to Doing Business in China, page 49

5. We note your response to prior comment 24 and reissue it in full. Given the Chinese
         government   s significant oversight and discretion over the conduct
and operations of your
         business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the
         Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
There may exist uncertainties with respect to effecting service of legal process . . . , page 71

6. Please reinstate disclosure regarding shareholder claims or alternatively add a separate risk factor regarding the ability of shareholders to pursue claims, including securities law and fraud claims.
Material U.S. Federal Income Tax Consequences, page 110

7. We note your response to prior comment 35, but are unable to agree that the qualification of the merger as a reorganization within the meaning of Section 368(a) is not material to investors. Please provide a tax opinion as to the qualification of the Business Combination under Section 368(a) and the tax consequences to shareholders. Please also revise your disclosure beginning on page 110 to address Section 368(a) of the Code. Refer to Item
         601(b)(8) of Regulation S-K and, for guidance, Section III.A of Staff Legal Bulletin No.
         19. If there is uncertainty regarding the tax treatment of the mergers, then counsel may issue an opinion subject to uncertainty as described in Section III.C.4 of Staff Legal
         Bulletin No. 19.
8. Your revised disclosure in response to prior comment 35 indicates it is the opinion of counsel that the exchange of shares pursuant to the business combination should qualify as
FirstName LastNameWenquan Zhu
       an exchange governed by Section 351(a) of the Code. Please further revise to explain why
Comapany   NameBig
       counsel cannotTree
                       giveCloud  Holdings
                            a    will    opinionLimited
                                             and to describe the degree of
uncertainty in the
       opinion. Refer to
January 30, 2024 Page 3  Section III.C.4 of Staff Legal Bulletin 19 for
guidance.
FirstName LastName
 Wenquan Zhu
FirstName  LastNameWenquan   Zhu
Big Tree Cloud Holdings Limited
Comapany
January 30,NameBig
            2024    Tree Cloud Holdings Limited
January
Page 4 30, 2024 Page 4
FirstName LastName
Improve Our Production Capabilities, page 132

9. We note your revisions in response to prior comment 38. We also note your plan to further expand production capacity of your existing plants and establish new facilities. Please revise to include specific, concrete information regarding these plans, including expected timing, capacity increases, capital requirements, and material obstacles to overcome.
Big Tree Cloud Convenience Stores, page 139

10. We note your response to prior comment 39. Please further revise to discuss the termination provisions of the franchise and licensing agreements. Sales and Marketing, page 142

11. We note your response to prior comment 42. Please further revise to discuss the termination provisions of the agreement.
Unaudited Pro Forma Condensed Combined Financial Information, page 168

12. We refer to adjustment (6) which references payment of related party loans in June,
         August and September 2023. Given that your pro forma balance sheet is presented as of
         September 30, 2023, it is unclear why these repayment are not already reflected in the historical balance sheet. Please advise.
13.      We note your addition of adjustment (8) in response to prior comment
48. However, we
         note no corresponding adjustment for the November extension payment in the pro forma balance sheet on page 11. Please revise to include the $210,000 in the pro forma balance sheet.
 Wenquan Zhu
FirstName  LastNameWenquan   Zhu
Big Tree Cloud Holdings Limited
Comapany
January 30,NameBig
            2024    Tree Cloud Holdings Limited
January
Page 5 30, 2024 Page 5
FirstName LastName
        Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Devin Geng